UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F ☐

Exhibit Index

Exhibit 99.1—Press Release—Dada Enters into Definitive Agreement for “Going Private” Transaction

Exhibit 99.2—Agreement and Plan of Merger, dated April 1, 2025, by and among JD Sunflower Investment Limited, JD Sunflower Merger Sub Limited and Dada Nexus Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: April 1, 2025